Ole Maaløes Vej 3, DK-2200 Copenhagen N Denmark	VIA EDGAR

September 22, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Alan Campbell
Ms. Christine Westbrook
Mr. David Burton
Ms. Mary Mast

Re:	Orphazyme A/S
Registration Statement on Form F-1, as amended
File No. 333-248607

Acceleration Request

Requested Date:	Thursday, September 24, 2020
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-248607) (the “Registration Statement”) to become effective on September 24, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Kaufman of Cooley LLP (212) 479-6495, counsel to the Registrant, Alison Haggerty at (212) 479-6596 or Divakar Gupta at (212) 479-6474.

Very truly yours,

Orphazyme A/S

By:	/s/ Kim Stratton
Kim Stratton
Chief Executive Officer

cc:	Anders Vadsholt, Orphazyme A/S
Alison Haggerty, Cooley LLP
Divakar Gupta, Cooley LLP
Mark Ballantyne, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP

[Signature Page to Acceleration Request]